EXHIBIT (a)(5)(E)

Gull Holdings Announces Satisfaction of Financing Condition for USANA Offer

SALT LAKE CITY—(BUSINESS WIRE)—Gull Holdings, Ltd. and Unity Acquisition Corp. announced today that the financing condition relating to their offer to purchase all of the outstanding shares of USANA Health Sciences, Inc. (NASDAQ: USNA) has been satisfied. As a result, the necessary funds to purchase the shares in the offer will be available once the other conditions to the offer have been satisfied. As described in the Offer to Purchase referenced below, this financing commitment will expire on July 18, 2008. The other conditions to the offer are set forth in the Offer to Purchase and include the following conditions that must be satisfied:

•	There being tendered at least a majority of the outstanding shares of USANA stock that are not owned by the offer participants; and

•

There being tendered enough shares of USANA common stock so that the offer participants would own at least 90% of the outstanding shares (on a fully diluted basis after giving effect to the exercise of all derivative securities with an exercise price less than the offer price) following completion of the tender offer.

Gull and Unity previously increased the offer price from $26 per share to $28 per share and formally extended the offer and related withdrawal rights to midnight, New York City time, on Monday, July 14, 2008. This offer price represents the purchasers’ best and final offer, and is the highest price permitted, while meeting revolver availability requirements, under their debt financing commitment. The increased offer price is 34.4% higher than the closing price on the day prior to Gull’s announcement of its intention to commence the original offer, and a 39.1% premium to the volume weighted average price for the 30 days prior to that announcement.

Important Notice

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of USANA Health Sciences, Inc. Unity Acquisition Corp. filed a tender offer statement with the SEC on June 2, 2008, as subsequently amended, and has mailed an Offer to Purchase, forms of letters of transmittal and related documents to USANA shareholders. These documents contain important information about the tender offer, and USANA shareholders are urged to carefully read those documents and any other documents relating to the tender offer that are filed with the SEC. These documents are available at no charge on the SEC’s website at www.sec.gov. Copies may also be obtained for free by directing a request to D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-207-3158.

Forward-Looking Statements

Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, the inability to complete the offer due to the failure to satisfy the conditions to the offer set forth in the Offer to Purchase.

Contact:

Gull Holdings, Ltd.

D.F. King & Co., Inc., 800-207-3158